DRAFT


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                               CURAGEN CORPORATION
                               -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    23126R101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [ X ]    Rule 13d-1(c)
                  [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                              Exhibit Index Page 12

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 2 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          476,250
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         476,250
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   476,250/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.12%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 3 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          476,250
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         476,250
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   476,250/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.12%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 4 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          476,250
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           476,250
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   476,250/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.12%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 5 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          792,915
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         792,915
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   792,915/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    1.86%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 6 of 13 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          792,915
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         792,915
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   792,915/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    1.86%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------
/1/     Position as of February 13, 2001.

                                                              Page 7 of 13 Pages


Item 1(a)         Name of Issuer:

                  Curagen Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  555 Long Wharf  Drive,  11th  Floor,  New  Haven,  Connecticut
                  06511.

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Quantum Industrial Partners LDC ("QIP");

                  ii)      QIH Management Investor, L.P. ("QIHMI");

                  iii)     QIH Management, Inc. ("QIH Management");

                  iv)      Soros Fund Management LLC ("SFM LLC"); and

                  v)       Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and QIP.

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                                                              Page 8 of 13 Pages

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)    QIHMI is a Delaware limited partnership;

                  iii)   QIH Management is a Delaware corporation;

                  iv)    SFM LLC is a Delaware limited liability company; and

                  v)     Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  23126R101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 13, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 476,250 Shares held for the account of QIP (assumes the exercise of 750,000 warrants into 281,250 Shares).

                  (ii) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 792,915 Shares. This number includes (A) 476,250 Shares held for the account of QIP (assumes the exercise of 750,000 warrants into 281,250 Shares) and (B) 316,665 Shares held for the account of Quantum Partners (assumes the exercise of 750,000 warrants into 281,250 Shares).

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 1.12% of the total number of Shares outstanding.

                  (ii) The number of Shares of which SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 1.86% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages

Item 4(c)         Number of shares as to which such person has:

         QIP, QIHMI and QIH Management
         -----------------------------

         (i)      Sole power to vote or to direct the vote:              476,250

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the
                  disposition of:                                        476,250

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                              0

         SFM LLC & Mr. Soros
         -------------------

         (i)      Sole power to vote or to direct the vote:              792,915

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the
                  disposition of:                                        792,915

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the account of Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                             Page 10 of 13 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 13 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001                QUANTUM INDUSTRIAL PARTNERS LDC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact


Date:  February 13, 2001                QIH MANAGEMENT INVESTOR, L.P.

                                        By:      QIH Management, Inc.,
                                                 its General Partner

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Secretary


Date:  February 13, 2001                QIH MANAGEMENT, INC.

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Secretary



Date:  February 13, 2001                SOROS FUND MANAGEMENT LLC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Assistant General Counsel


Date:  February 13, 2001                GEORGE SOROS

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.        Joint Filing  Agreement,  dated as of February 13, 2001, by, and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management
          LLC, and Mr. George Soros...................................     13